Management’s Discussion and Analysis

Table of Contents

1.	Company Performance
2.	Segment Performance
3.	Consolidated Financial Position, Liquidity and Capital Resources
4.	Financial Instruments
5.	Funding Costs
6.	Related Party Transactions
7.	Shareholders’ Equity
8.	Accounting Policies and Estimates
9.	Disclosure Controls and Procedures
10.	Risks and Uncertainties

Management’s Discussion and Analysis

“Sears”, “Sears Canada”, “we”, “us”, “our”, or “the Company” refers to Sears Canada Inc. and its subsidiaries, together with its investment in joint venture interests.
This Quarterly Report to Shareholders (“Quarterly Report”) contains commentary from the Company’s management regarding strategy, operating results and financial position. Management is responsible for its accuracy, integrity and objectivity, and develops, maintains, and supports the necessary systems and controls to provide reasonable assurance as to the accuracy of the comments contained herein.

Management’s Discussion and Analysis (“MD&A”) included herein is current as of June 3, 2013 unless otherwise stated. The first quarter (“Q1”) unaudited results for the 52 week-period ending February 1, 2014 (“Fiscal 2013” or “2013”) and the 53-week period ended February 2, 2013 (“Fiscal 2012” or “2012”) reflect the 13-week periods ended May 4, 2013 (“Q1 2013”) and April 28, 2012 (“Q1 2012”), respectively. The 2011 fiscal year refers to the 52-week period ended January 28, 2012 (“Fiscal 2011” or “2011”).

This Quarterly Report should be read in conjunction with the Consolidated Financial Statements, and Notes to the Consolidated Financial Statements for Fiscal 2012. These items are contained in the Company’s 2012 Annual Report, which can be obtained by contacting Sears Canada’s Corporate Communications department at 416-941-4428. The 2012 Annual Report has also been filed electronically with securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed on the SEDAR website at www.sedar.com. Additional information relating to the Company is also available online at www.sedar.com and on the U.S. Securities Exchange Commission (“SEC”) website at www.sec.gov. Information contained in, or otherwise accessible through, websites mentioned in this Quarterly Report and MD&A do not form a part of this document. All references in this Quarterly Report and MD&A to websites are inactive textual references only.

Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”) dated March 14, 2013 and the Management Proxy Circular dated March 14, 2013, can be obtained by contacting Sears Canada’s Corporate Communications department at 416-941-4428. The 2012 Annual Report, together with the AIF and Management Proxy Circular, have been filed electronically with securities regulators in Canada and can be accessed on the SEDAR website at www.sedar.com and on the SEC website at www.sec.gov.
The Q1 2013 unaudited Condensed Consolidated Financial Statements (“Q1 2013 financial statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A so that readers may do the same. See Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA” for additional information.
Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Cautionary Statement Regarding Forward-Looking Information

Certain information in the Quarterly Report and in this MD&A is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results set out under Section 1 “Company Performance”, Section 3 “Consolidated Financial Position, Liquidity and Capital Resources”, Section 4 “Financial Instruments”, Section 7 “Shareholders’ Equity”, Section 8 “Accounting Policies and Estimates” and Section 10 “Risks and Uncertainties”. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its strategic initiatives; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch), (“JPMorgan Chase”); general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; weaker business performance in the second quarter; customer preference toward product offerings; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the credit worthiness and financial stability of tenants, partners and co-venturers, with respect to the Company’s real estate joint venture interests; possible changes in the Company’s ownership by Sears Holdings Corporation (“Sears Holdings”) and other significant shareholders; interest rate fluctuations and other changes in funding costs and investment income; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company’s pension plan or an unexpected increase to the defined benefit obligation; the impairment of goodwill and other assets; new accounting pronouncements, or changes to existing pronouncements, that impact the methods we use to report our financial condition and results from operations; uncertainties associated with critical accounting assumptions and estimates; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings reduces its interest in the Company to less than 25%; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this MD&A and in the Company’s 2012 Annual Report under Section 11 “Risks and Uncertainties” and elsewhere in the Company’s filings with securities regulators. The forward-looking information in the Quarterly Report and in this MD&A are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

2013 First Quarter Highlights
For the 13-week periods ended May 4, 2013 and April 28, 2012
(unaudited)

(in CAD millions, except per share amounts)	Q1 2013	% Chg 2013 vs 2012	Q1 2012[1]
Total revenue	$867.1	(6.6)%	$928.0
Same store sales (%)[2]	(2.6)%		(6.3)%
Adjusted EBITDA[2]	(9.8)	56.8%	(22.7)
Net (loss) earnings	(31.2)	(133.5)%	93.1
Basic net (loss) earnings per share	(0.31)	(134.1)%	0.91
(in CAD millions)	As at May 4, 2013	% Chg 2013 vs 2012	As at April 28, 2012
Cash and cash equivalents	$109.7	(69.9)%	$364.9
Inventories	891.1	0.8%	883.7
Total assets	2,417.5	(13.1)%	2,781.0
Shareholders’ equity	1,045.2	(11.6)%	1,182.3

1Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.
2Same store sales and Adjusted EBITDA are operating performance and non-IFRS measures, respectively. See Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA”.

Common Share Market Information
(Toronto Stock Exchange - Trading Symbol SCC)

	Q1 2013	Q1 2012
High	$9.94	$14.24
Low	$8.85	$11.60
Close	$9.46	$13.50
Average daily trading volume	34,326	7,784

•
Total revenue was $867.1 million in Q1 2013, a decrease of 6.6% compared to Q1 2012. The decrease is primarily attributable to sales declines in furniture, ranges and microwaves, electronics, cosmetics and women’s intimates. During Q1 2013, the Company achieved improved results in sales of women’s apparel, bed and bath, and children's wear. The Company also benefited by approximately $16.9 million due to the timing of the commencement of Q1 2013 compared to Q1 2012.

•	Same store sales for Q1 2013 decreased 2.6% from the same period last year.

•	Cost management generated operating expense reductions of $31.7 million in Q1 2013 compared to the same period in Fiscal 2012.

•	The Company continued to progress on its transformation, having executed the following initiatives in Q1 2013:

•	Celebrated the first anniversary of the LOOK! report, which focused on spring fashions, seasonal items and home décor;

•	Introduced the Carter's® family of baby and children's wear brands to Sears;

•	Completed dramatic store refreshes in the Grande Prairie and Nanaimo stores. In addition to the full store refreshes, there were an additional 19 resets in stores across the country; and

•
Appointed E.J. Bird as Interim Chief Financial Officer, a role he took on in addition to his duties as a Director of Sears Canada. On May 22, 2013, the Company announced Mr. Bird's appointment as Executive Vice-President and Chief Financial Officer of the Company, effective June 1, 2013. Mr. Bird will continue to serve as a Director of Sears Canada.

•
Gross margin rate was 38.0% in Q1 2013 compared to 37.5% in Q1 2012. The improvement in gross margin rate was due primarily to increased margins in home décor and seasonal, footwear, jewellery, accessories & luggage, and cosmetics partially offset by reduced margins in fitness and recreation, Craftsman, Air, Water & Paint (“CAWP”) and electronics.

•	Operating net (loss) earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) in Q1 2013 was $(9.8) million compared to $(22.7) million in Q1 2012, an improvement of 56.8% .

•	Basic net loss per common share was $0.31 compared to a basic net earnings per common share of $0.91 for the same period last year.

•
The Company’s balance sheet continues to be strong with total cash and cash equivalents of $109.7 million and no cash drawings on the $800.0 million senior secured revolving credit facility as at May 4, 2013. Refer to Note 7 in the Q1 2013 financial statements for further details.

1. Company Performance

a. Business Segments

Sears classifies its operations in two reportable business segments: merchandising and real estate joint venture operations.

Merchandising Operations
The Company’s merchandising segment includes the sale of goods and services through the Company’s Retail channels, which includes its Full-Line, Sears Home, Hometown Dealer, Outlet, Appliances and Mattresses, Corbeil Electrique Inc. (“Corbeil”) stores, and its Direct (catalogue/internet) channel. It also includes service revenue related to product repair and home improvement. Commission revenue includes travel, home improvement services, insurance, and performance payments received from JPMorgan Chase under the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase. The Company has partnered with Thomas Cook Canada Inc. (“Thomas Cook”) in a multi-year licensing arrangement, under which Thomas Cook manages the day-to-day operations of all Sears Travel offices and provides commissions to the Company. The Company has also partnered with SHS Services Management Inc. (“SHS”) in a multi-year licensing arrangement, under which SHS oversees the day-to-day operations of all Sears Home Improvements Product Services business. Licensee fee revenues are comprised of payments received from licensees, including Thomas Cook and SHS, that operate within the Company’s stores.
Real Estate Joint Venture Operations
Sears has joint venture interests in 11 shopping centres across Canada and records these interests in the Company’s Q1 2013 financial statements. Joint venture interests range from 15% to 50%, and are co-owned with major shopping centre owners and institutional investors. Sears is not involved in the day-to-day management of the shopping centres, but is involved in major decisions regarding the joint venture interests.
The primary objective of the Company’s real estate joint venture operations is to maximize the returns on its investment in shopping centre real estate. Sears reviews the performance of these joint ventures on a regular basis. Shopping centres are considered non-core assets.

b. Strategic Initiatives
During the first quarter of Fiscal 2013, Sears Canada made progress on its three-year Transformation strategy, the first full year of which was 2012.

The five elements of the strategy are as follows:

1.
Build the Core: Build the Core is about creating focus. Our approach starts by identifying key categories where we believe we have the strongest competitive position. We then apply our unique strategy of offering an authoritative assortment and exclusive brands with specialized services. This product, brand and service combination is designed to differentiate ourselves and drive customer consideration and ultimately more shopping trips;

2.
Be Customer Driven: Be Customer Driven is about driving consideration of Sears as a retailer where Canadians want to shop. We will drive this consideration by having our message more directed at specific customer groups, leveraging partnerships to reach a new audience and by owning ‘need based’ occasions;

3.
Get Value Right: Get Value Right is about establishing our unique balance of price, quality and service, focusing on defining our value equation, delivering it consistently across all products and stores and ensuring that we are getting credit for it from our customers;

4.
Operate Effective Formats: Operate Effective Formats is about delivering our products and services within a compelling retail experience, aligned to our distinct formats, broadening our reach in markets, and operating as a ‘best in class’ retailer on efficiency and standards; and

5.
Organize the Right Talent and Create a Winning Attitude: Organize the Right Talent and Create a Winning Attitude is about establishing the right culture. To win, we need the right talent and the confidence to fight the competition. This pillar is about thinking differently, improving the way we do things, and changing our behaviour.

In the first quarter of Fiscal 2013, the Company undertook the following key initiatives to move the Transformation strategy forward.

Build the core

•
Introduced the Carter’s® family of baby and children’s wear brands to Sears. The well-loved Carter’s® and OshKosh B’gosh® labels feature thoughtful design details and quality craftsmanship, and make a great addition to “The Baby’s Room,” the nursery and infant accessories department at Sears. The launch was celebrated at the Toronto Eaton Centre on Ontario’s Family Day, February 18th, with an event in The Baby’s Room, where families could enjoy kid-friendly refreshments and entertainment while they shopped for all things kids and baby;

•
Created additional “hero” categories with footwear, dresses, suits and home décor to drive consumers’ consideration to Sears when purchasing these products. In the first quarter of Fiscal 2013, Sears made progress in these categories, including the launch of a footwear digest; the introduction of Canada’s Best Dress shirt in the Men’s Suit Shop; and the launch of a new Whole Home® Serveware line; and

•
Revamped Sears private brands, including Jessica®, Tradition®, Nevada® and Whole Home®, to enhance profitability and differentiate Sears from the competition. Initiatives on the private brands included improvements to initial mark-ups, sales and gross profit for Jessica® and Tradition® merchandise, and increased Whole Home® inventory and Whole Home® imports year-to-date on revamped product.

Be customer driven

•
Built on the recently introduced branding statement “Make Every Day a Great Day” with the launch of a new national television advertising campaign. Sears developed a set of three 15-second commercials that feature the theme of “Spring Things.” The advertisements bring to life the Sears brand by creating a series of happy moments through sound and animation while featuring individual hero items: a great spring dress, a powerful lawnmower and beautiful patio décor;

•
Celebrated the first anniversary of the LOOK! report, which focused on spring fashions, seasonal items and home décor. Some of the fashions and products featured in the 2013 LOOK! report were showcased in Sears’ spring advertising campaign; and

•
Established the “Seven Seasons of Sears” to improve the effectiveness of marketing efforts and dollars. By focusing on our three P’s of marketing - planning, process and productivity - in the first quarter of Fiscal 2013, Sears reduced the cost of print production change costs, initiated test weekends and achieved 13 weeks of advanced promotional planning.

Get value right

•
Introduced an additional nine products that meet Sears “Canada’s Best” seal of approval, including apparel, appliances, towel sets, lawn mowers, patio sets and more. This also includes the introduction of Canada’s Best dress shirt, a tailored-fit and wrinkle-free shirt that can just be washed and worn. The Canada’s Best label is assigned to an assortment of fashion and home products that meet the highest standards in quality, style, value and innovation; and

•	Developed a plan to optimize the mix of regular, promotional and clearance priced goods in order to increase the merchandising margin.

Operate effective formats

•
Completed store refreshes in the Grande Prairie and Nanaimo stores, creating an impressive stage for products through improved presentation, wider aisles, less clutter and streamlined offerings with new brands. Grand Prairie and Nanaimo build on the success of the new store concept implemented in nine stores (seven in Ontario and two in Québec) during 2012.

•
Completed an additional 19 resets in stores across the country. Store resets consisted of updating our stores with an enhanced signing package, new fixturing, and visual presentation standards on which store associates are thoroughly trained and relentlessly execute on a consistent basis.

•
Developed a strategy for the Sears Hometown Dealer store network that included operation/merchandising fixes, focus on new owner recruitment, as well as expansions/right sizing of key growth opportunity stores and the identification of approximately eleven new store opportunities. In addition, channel-wide processes and policies to address operational deficiencies and drive efficiencies were developed, and rolled out across the channel; and

•
Completed key steps for the implementation of a new pilot strategy at two select Sears Home stores, in Ancaster and Whitby, Ontario, building on the success of the Pinecrest Home store in Ottawa, Ontario. Milestones achieved include: a review of interior/exterior drawings; a review of marketing tactics and the proposed media plan; and a review of the décor merchandising approach through in-store set-up and walkthroughs.

Organize the right talent and create a winning attitude

•
Appointed E.J. Bird as Interim Chief Financial Officer, a role he took on in addition to his duties as a Director of Sears Canada. On May 22, 2013, the Company announced Mr. Bird's appointment as Executive Vice-President and Chief Financial Officer of the Company, effective June 1, 2013. Mr. Bird will continue to serve as a Director of Sears Canada. Mr. Bird's experience in the financial sector and personal knowledge of the business and current initiatives make him a great choice to help the Company achieve its financial objectives;

•
Appointed Klaudio Leshnjani as Executive Vice-President, Financial and Home Services, Human Resources, General Counsel and Corporate Communications effective May 1, 2013. Mr. Leshnjani previously held the position of Senior Vice-President and General Counsel, and concurrently held the positions of Senior Vice-President and General Counsel and Interim Chief Operating Officer from October 2012 to November 2012. Mr. Leshnjani has held various positions in senior and executive management capacities since joining the Company in June 2002; and

•
Invested in developing current General Manager capabilities and accelerating the readiness of future General Managers by developing an on-boarding program and beginning an assessment of General Manager direct reports.

c. Corporate Social Responsibility
The following is a summary of the results of the Company and its associates’ corporate social responsibility efforts during Q1 2013:

•
The Sears Great Canadian Chill took place in Toronto at Yonge-Dundas Square over Family Day weekend in February 2013. The fun event featured family-friendly activities in a party atmosphere. ‘Chillers’ jumped into a pool of icy water in their efforts to raise funds for the Sears Canada Charitable Foundation’s drive to support research and programming for the Canadian children’s oncology unit and the Sears Cancer Clinic at The Hospital For Sick Children. Previously, a ‘Chill’ at Britannia Beach in Ottawa, into the icy waters of the Ottawa River on New Year’s Day, similarly supported the oncology unit of the Children’s Hospital of Eastern Ontario;

•
Participated in Earth Hour, the largest environmental event of the year in Canada. Our stores and facilities nationwide once again powered down or off wherever feasible for this event. Sears Canada’s support of Earth Hour symbolizes its ongoing commitment to reduce its environmental footprint and to help customers do the same by offering a wide range of product choices that are better for the planet; and

•
Began actively recruiting volunteers and participants for both the Sears Great Canadian Run and Sears National Kids Cancer Ride, to be held in September/October (Toronto/Ottawa) and September, respectively, to benefit Sears’ continuing fight against childhood cancer.

“Live Green” Initiatives
The Company conducts its operations with a commitment to achieving success on economic, social and environmental levels. The Company continues to build upon the following three-point plan on environmental sustainability:

•	Enable customers to “Live Green”, reduce their energy bills and create a healthy home;

•	Reduce the environmental impact of Sears Canada’s operations; and

•	Nurture a culture of sustainability among the Company’s associates, customers and the communities in which it operates.

Sears Canada continued to focus on these three priorities by implementing the following initiatives during Q1 2013:

•
Participated in the 2013 CN Tower Climb in support of World Wildlife Fund (“WWF-Canada”). Seventy-eight Sears associates participated in the event, a 44% increase in participation over 2012 while raising more than $21,000 for WWF-Canada environmental programs, a 56% increase over 2012. Sears Canada had the most participants of any corporation registered for the event;

•
Launched the Retail Support Centre (“RSC”) Live Green Captain Network, an innovative structure to promote sustainability initiatives and engage associates at the RSC. Twenty-four volunteer ambassadors are in place to help promote “Live Green” events (e.g. CN Tower Climb) and campaigns (e.g. Print Reduction) within their weekly huddle groups. This program supports workforce development and associate engagement by providing associates with leadership and communication skills, opportunities to meet colleagues outside of their business team, and a sense of pride in Sears;

•
Partnered with Scouts Canada on “Go Scouts Green” during Earth Month. Sears stores hosted local Scout troupes and encouraged customers to round up their bill at point of sale. This year’s activities raised more than $45,800 to support Scout Canada’s environmental and tree-planting programs. This was a 61% increase over 2012; and

•
Launched RSC Printer Removal program to optimize the number of printers utilized at RSC in order to reduce printing and conserve energy. Through this program, 30 printers were eliminated while maintaining industry standard 50 foot radius print availability for all RSC associates.

d. Quarterly Performance

There is seasonal variability in the Company’s financial performance and in the products and services we offer. Accordingly, merchandise and service revenue, as well as performance payments received from JPMorgan Chase, referred to as commission revenue, will vary by quarter based upon consumer spending behavior. Historically, the Company’s revenue and earnings are higher in the fourth quarter than in any of the other three quarters due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. This business seasonality results in quarterly performance that is not necessarily indicative of annual performance.

In addition, the Company offers many seasonal goods and services. The Company sets budgeted inventory levels and promotional activity to be in accordance with its strategic initiatives and expected consumer demands. Businesses that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behavior as a result of unseasonable weather patterns.

Other factors that affect the Company’s sales and results of operations include actions by its competitors, timing of its promotional events, and changes in population and other demographics. Accordingly, the Company’s results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, or the full year, and comparable store sales for any particular period may increase or decrease.

The table below outlines select financial data for the eight most recently completed quarters. The quarterly results are unaudited and have been prepared under IFRS.

	First Quarter		Fourth Quarter		Third Quarter		Second Quarter
(in CAD millions, except per share amounts)	2013	2012[1]	2012[1]	2011[1]	2012[1]	2011[1]	2012[1]	2011[1]
Total revenue	$867.1	$928.0	$1,307.2	$1,377.1	$1,049.4	$1,124.4	$1,061.9	$1,159.2
Net (loss) earnings	$(31.2)	$93.1	$39.9	$41.0	$(21.9)	$(44.1)	$(9.8)	$(0.2)
Basic net (loss) earnings per share	$(0.31)	$0.91	$0.39	$0.39	$(0.22)	$(0.42)	$(0.10)	$—
Diluted net (loss) earnings per share	$(0.31)	$0.91	$0.39	$0.39	$(0.22)	$(0.42)	$(0.10)	$—
1Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

e. Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA
The Company’s consolidated financial statements are prepared in accordance with IFRS. Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A.
Same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. Same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown Dealer and Corbeil stores that were continuously open during both of the periods being compared. More specifically, the same store sales metric compares the same fiscal weeks for each period and represents the 13-week periods ended May 4, 2013 and April 28, 2012. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction.
A reconciliation of the Company's total revenue to same store sales is outlined in the following table:

	First Quarter
(in CAD millions)	2013	2012
Total merchandising revenue	$856.4	$915.1
Non-comparable store sales	217.0	234.8
Same store sales	639.4	680.3
Same store sales percentage change	(2.6)%	(6.3)%
Adjusted EBITDA is a non-IFRS measure and excludes finance costs, interest income, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring or one-time nature. Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. The Company uses Adjusted EBITDA to evaluate the operating performance of its business as well as an executive compensation metric. While Adjusted EBITDA is a non-IFRS measure, management believes that it is an important indicator of operating performance because it excludes the effect of financing and investing activities by eliminating the effects of interest and depreciation and removes the impact of certain non-recurring items that are not indicative of our ongoing operating performance. Therefore, management believes Adjusted EBITDA gives investors greater transparency in assessing the Company’s results of operations.

These measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Adjusted EBITDA should not be considered in isolation or as an alternative to measures prepared in accordance with IFRS.
A reconciliation of the Company’s net (loss) earnings to Adjusted EBITDA is outlined in the following table:

	First Quarter
(in CAD millions, except per share amounts)	2013	2012 [4]
Net (loss) earnings	$(31.2)	$93.1
Transformation expense[1]	1.5	—
Gain on lease terminations[2]	—	(164.3)
Depreciation and amortization expense	30.2	32.3
Finance costs	2.3	4.5
Interest income	(0.4)	(0.6)
Income tax (recovery) expense	(12.2)	12.3
Adjusted EBITDA[3]	(9.8)	(22.7)
Basic net (loss) earnings per share	$(0.31)	$0.91
1Transformation expense during 2013 relates to severance costs incurred during the year.
2Gain on lease terminations represents the pre-tax gain on the early surrender and return of leases on three properties during Q1 2012.
3Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.
4Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

f. Consolidated Financial Results

	First Quarter
(in CAD millions)	2013	% Chg 2013 vs 2012	2012[1]
Revenue	$867.1	(6.6)%	$928.0
Cost of goods and services sold	537.7	(7.4)%	580.4
Selling, administrative and other expenses	370.9	(7.9)%	402.6
Operating (loss) earnings	(41.5)	24.5%	(55.0)

Gain on lease terminations	—	(100.0)%	164.3
Finance costs	2.3	(48.9)%	4.5
Interest income	0.4	(33.3)%	0.6
Earnings (loss) before income taxes	(43.4)	(141.2)%	105.4

Income tax recovery (expense)	12.2	199.2%	(12.3)
Net (loss) earnings	$(31.2)	(133.5)%	$93.1

1Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

Total revenue in Q1 2013 decreased by 6.6% to $867.1 million compared to $928.0 million in Q1 2012, with same store sales declines of 2.6% for Q1 2013, compared to Q1 2012. Revenue relating to Home and Hardlines decreased by $20.7 million compared to Q1 2012 primarily due to sales volume declines in home furnishings, home décor, electronics and Craftsman. Revenue relating to Major Appliances decreased by $11.2 million compared to Q1 2012 primarily due to sales volume declines in ranges and microwaves. Revenue relating to Apparel and Accessories decreased by $5.4 million compared to Q1 2012 primarily due to sales volume declines in cosmetics,women’s intimates and men’s wear. A further $18.6 million of the decrease in revenues was attributable to the closure of 3 Full-Line stores during Fiscal 2012.

Although the Company experienced sales declines in certain categories during Q1 2013 compared to Q1 2012, the Company achieved increased sales in women’s apparel, bed and bath, and children’s wear. The Company also benefited by approximately $16.9 million due to the timing of the commencement of Q1 2013 compared to Q1 2012.

Cost of goods and services sold was $537.7 million in Q1 2013, compared to $580.4 million in Q1 2012, a 7.4% decrease quarter-over-quarter. This decrease is primarily attributable to lower sales volumes.

The Company’s gross margin rate was 38.0% in Q1 2013 compared to 37.5% in Q1 2012. The improvement in gross margin rate was due primarily to increased margins in home décor and seasonal, footwear, jewellery, accessories & luggage, and cosmetics partially offset by reduced margins in fitness and recreation, CAWP and electronics.

Selling, administrative and other expenses, including depreciation and amortization expense was $370.9 million in Q1 2013 a decrease of $31.7 million compared to $402.6 million in Q1 2012. The decrease in expense was primarily driven by reduced spending in advertising and payroll. Advertising expense decreased primarily due to reductions in catalogue pages and circulation and decreases in retail advertising relating to Full-Line. Payroll expense decreased primarily due to the reduction in associates compared to Q1 2012, as a result of previous restructuring actions during the fourth quarter of 2012.

Depreciation and amortization expense in Q1 2013 decreased by $2.1 million compared to Q1 2012 due to the derecognition of assets relating to the four leases which were terminated during 2012.

Finance costs in Q1 2013 decreased to $2.3 million compared to $4.5 million in Q1 2012 due to lower long-term debt levels compared to the same quarter last year.

Interest income in Q1 2013 was comparable to the interest income for Q1 2012.

Income tax recovery increased to $12.2 million in Q1 2013 compared to an income tax expense of $12.3 million in Q1 2012 due to lower earnings during Q1 2013. The income tax expense for Q1 2012 was impacted by the gain on the early surrender and return of leases on three properties.

Adjusted EBITDA for Q1 2013 was $(9.8) million compared to $(22.7) million in Q1 2012, an increase of $12.9 million.

2. Segment Performance
As at the dates noted below, the Company’s locations were distributed across the country as follows:

						As at	As at	As at
						May 4, 2013	February 2, 2013	April 28, 2012
	Atlantic	Québec	Ontario	Prairies	Pacific	Total	Total	Total
Full-Line Department stores	12	27	45	20	14	118	118	122
Sears Home stores	2	12	19	10	5	48	48	48
Outlet stores	1	1	6	1	2	11	11	11
Specialty type: Appliances and Mattresses stores	—	—	3	1	—	4	4	4
Corporate stores	15	40	73	32	21	181	181	185
Hometown Dealer stores	51	27	59	65	46	248	261	278
Sears Home Services Showrooms	1	3	2	1	2	9	9	13
Corbeil Franchise stores	—	14	2	—	—	16	17	19
Corbeil Corporate stores	—	12	4	—	—	16	16	11
Corbeil	—	26	6	—	—	32	33	30
Sears Floor Covering Centres	—	—	—	—	—	—	—	16
Cantrex	—	—	—	—	—	—	—	791
Travel offices	7	21	42	17	14	101	101	105
Catalogue merchandise pick-up locations	213	339	420	373	145	1,490	1,512	1,597

Results of Merchandising Operations

	First Quarter
(in CAD millions)	2013	% Chg 2013 vs 2012	2012
Total Revenues	$856.4	(6.4)%	915.1
Cost of goods and services sold, operating, administrative and selling expenses	$871.9	(7.8)%	945.2
Adjusted EBITDA	$(15.5)	48.5%	(30.1)
Comparative Analysis - Revenue for the Company’s merchandise operations for Q1 2013 decreased 6.4% compared to Q1 2012. Adjusted EBITDA increased by 48.5% for Q1 2013 compared to Q1 2012. Refer to Section 1f “Consolidated Financial Results” for additional information.

Results from Real Estate Joint Venture Operations

	First Quarter
(in CAD millions)	2013	% Chg 2013 vs 2012	2012[1]
Total Revenues	$10.7	(17.1)%	12.9
Cost of goods and services sold, operating, administrative and selling expenses	$5.0	(9.1)%	5.5
Adjusted EBITDA	$5.7	(23.0)%	7.4
1Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

Comparative Analysis - Revenue for the Company’s real estate joint venture operations for Q1 2013 decreased 17.1% as compared to the same period in 2012. Adjusted EBITDA decreased by 23.0% for Q1 2013 compared to the same period in 2012. The results for Q1 2013 were impacted by the sale of the Medicine Hat real estate joint venture during the fourth quarter of 2012.

3. Consolidated Financial Position, Liquidity and Capital Resources

Current assets as at May 4, 2013 were $1,118.7 million, which was $83.0 million lower than $1,201.7 million at February 2, 2013. The decrease was due primarily to the reduction of $128.8 million in cash and cash equivalents, partially offset by a $39.7 million increase in inventories compared to February 2, 2013 due primarily to the timing of seasonal inventory receipts.
Current liabilities as at May 4, 2013 were $745.0 million, which was $46.0 million lower than $791.0 million at February 2, 2013. The decrease was due primarily to a reduction in accounts payable and accrued liabilities of $20.4 million, primarily due to the timing of inventory and expense receipts and vendor payments, a reduction in other taxes payable of $14.8 million and a reduction in provisions of $13.1 million.
Inventories were $891.1 million as at May 4, 2013 compared to $851.4 million at February 2, 2013. The $39.7 million increase in the inventory balance was driven by the seasonal build up of inventory.
Total cash and cash equivalents was $109.7 million as at May 4, 2013 compared to $238.5 million as at February 2, 2013. The decrease of $128.8 million was due to $119.6 million cash used for operating activities, $6.4 million used for investing activities, and $2.9 million used for financing activities.
Total assets and liabilities as at the end of Q1 2013, Fiscal 2012, and Q1 2012 were as follows:

	As at	As at	As at
(in CAD millions, at period end)	May 4, 2013	February 2, 2013[1]	April 28, 2012[1]
Total assets	$2,417.5	$2,504.7	$2,781.0
Total liabilities	$1,372.3	$1,428.3	$1,598.7
1Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

Total assets as at May 4, 2013 decreased by $87.2 million to $2,417.5 million compared to $2,504.7 million at the end of Fiscal 2012, due primarily to lower cash and cash equivalents and property plant and equipment, partially offset by an increase in inventory.

Total liabilities as at May 4, 2013 decreased by $56.0 million to $1,372.3 million compared to $1,428.3 million at the end of Fiscal 2012, due primarily to lower accounts payable and accrued liabilities, provisions and other taxes payable.

Cash flow used for operating activities

Cash flow used for operating activities increased by $36.5 million for the 13-week period ended May 4, 2013 to $119.6 million compared to cash flow used for operating activities of $83.1 million during the 13-week period ended April 28, 2012. The Company’s primary source of operating cash flow is the sale of goods and services to customers, while the primary use of cash in operating activities is the purchase of merchandise inventories. The increase in cash used for operating activities is attributable to unfavourable changes in accounts payable and accrued liabilities, other taxes payable and provisions.
Accounts payable and accrued liabilities decreased by $20.4 million from February 2, 2013 to $463.3 million as at May 4, 2013 primarily due to timing of payments to vendors and inventory receipts.
Other taxes payables decreased by $14.8 million during Q1 2013 primarily due to timing of payments.
Provisions decreased by $13.1 million primarily due to severance costs paid during Q1 2013 for approximately 700 associates in the RSC, Full-Line stores and logistics areas.
Cash flow (used for) generated from investing activities
Cash flow used for investing activities was $6.4 million for the 13-week period ended May 4, 2013, compared to cash flow generated from investing activities of $154.8 million for the 13-week period ended April 28, 2012. The $161.2 million increased use of cash during Q1 2013 compared to Q1 2012 is primarily due to proceeds received from lease terminations of $170.0 million during Q1 2012, partially offset by a reduction in capital expenditures made in Q1 2013 compared to Q1 2012.
Cash flow used for financing activities
Cash flow used for financing activities decreased by $103.9 million to $2.9 million for the period ended May 4, 2013 compared to $106.8 million for the period ended April 28, 2012. The decrease in cash flow used is primarily due to lower repayments on long-term obligations in Q1 2013 compared to Q1 2012.

Contractual Obligations

Contractual obligations, including payments due over the next five fiscal years and thereafter, are shown in the following table:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$463.3	$463.3	$463.3	$—	$—	$—
Finance lease obligations including payments due within one year [1]	34.7	46.4	7.5	10.9	9.7	18.3
Real estate joint venture obligations including payments due within one year [2]	22.3	26.9	5.5	10.9	5.4	5.1
Operating lease obligations [3]	n/a	504.0	99.4	163.4	106.5	134.7
Royalties [3]	n/a	1.8	1.3	0.5	—	—
Purchase agreements [3,5]	n/a	20.6	6.5	13.0	1.1	—
Retirement benefit plans obligations [3,4]	415.5	107.6	29.3	58.7	19.6	—
	$935.8	$1,170.6	$612.8	$257.4	$142.3	$158.1

1
Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%. The Company had no borrowings on the Credit Facility at May 4, 2013.

2	Cash flow maturities related to real estate joint venture obligations, including payments due within one year, include annual interest on mortgage obligations at a weighted average rate of 7.8%.
3	Purchase agreements, operating lease obligations, retirement benefit plans funding obligations and royalties are not reported in the unaudited Condensed Consolidated Statements of Financial Position.
4
Payments beyond 2013 are subject to a funding valuation to be completed as at December 31, 2013. Until then, the Company is obligated to fund in accordance with the most recent valuation completed as at December 31, 2010.

5	Certain vendors require minimum purchase commitment levels over the term of the contract.

Retirement Benefit Plans
At the end of Q1 2013 the Company’s retirement benefit plan obligations decreased by $0.2 million to $415.5 million compared to the end of Fiscal 2012.
In the fourth quarter of 2012, the Company made a voluntary offer to settle health and dental benefits of eligible members covered under the non-pension post retirement plan. Based on the accepted offers, the Company paid $18.1 million and recorded a pre-tax settlement gain of $21.1 million ($21.9 million net of $0.8 million of expenses). Refer to the 2012 Annual Consolidated Financial Statements for more details.

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2010. The next actuarial valuation assessment is required as of December 31, 2013. An actuarial valuation of the health and welfare trust is performed at least every 3 years, with the last valuation completed as of September 1, 2011.

During Fiscal 2011, the Company changed the target asset allocation to 55-75% fixed income and 25-45% equity for the registered and non-registered pension plans. For the assets in the health and welfare trust, included in Other Benefit Plans, the Company changed the asset allocation to 100% fixed income. As at the end of Fiscal 2012 and 2011, the assets were in line with the target allocation range, with the transitioning of assets from alternative investments near completion. The asset allocation may be changed from time to time in terms of weighting between fixed income, equity and other asset classes as well as within the asset classes themselves.
The plan’s target allocation is determined by taking into consideration the amounts and timing of projected liabilities, the Company’s funding policies and expected returns on various asset classes. To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

Capital Resources
The Company’s capital expenditures, working capital needs, debt repayment and other financing needs are funded primarily through cash generated from operations. In selecting appropriate funding choices, the Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. Sears expects to be able to satisfy all of its financing requirements through cash on hand, cash generated by operations and available credit facilities. The Company’s cost of funding is affected by a variety of general economic conditions, including the overall interest rate environment, as well as the Company’s financial performance, credit ratings and fluctuations of its credit spread over applicable reference rates.
The Company’s debt consists of a secured credit facility, finance lease obligations and the Company's proportionate share of its real estate joint venture obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015. The Credit Facility is secured with a first lien on inventory and credit card receivables. Availability under the Credit Facility is determined pursuant to a borrowing base formula. Availability under the Credit Facility was $606.5 million as at May 4, 2013 (February 2, 2013: $501.5 million, April 28, 2012: $580.9 million, January 28, 2012: $415.1 million). The current availability may be reduced by reserves currently estimated by the Company to be approximately $440.0 million, which may be applied by the lenders at their discretion pursuant to the Credit Facility agreement. As a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company has executed an amendment to its Credit Facility agreement which would provide additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply by up to $150.0 million. The additional reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up.
The Company regularly monitors its sources and uses of cash and its level of cash on hand, and considers the most effective use of cash on hand including, repayment of obligations, potential acquisitions, stock purchases and dividends.
The Company believes its working capital provides sufficient liquidity to support business operations for the next 12 months. The company expects its capital expenditures for the next 12 months will not differ significantly from the previous 12 months.
As at May 4, 2013, the Company had no borrowings on the Credit Facility and had unamortized transaction costs incurred to establish the Credit Facility of $5.7 million included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position (February 2, 2013: no borrowings and unamortized transaction costs of $6.2 million included in “Other long-term assets”, April 28, 2012: no borrowings and unamortized transaction costs of $7.7 million included in “Other long-term assets”, January 28, 2012: borrowings of $93.1 million, net of unamortized transaction costs of $8.0 million, included in “Long-term obligations”). In addition, the Company had $24.2 million (February 2, 2013: $19.7 million, April 28, 2012: $6.7 million, January 28, 2012: $6.3 million) of standby letters of credit outstanding against the Credit Facility. These letters of credit cover various payments including third party payments, utility commitments and defined benefit plan deficit funding. Interest on drawings under the Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Credit Facility are due monthly and are added to principal amounts outstanding.
As at May 4, 2013, the Company had outstanding merchandise letters of credit of U.S. $9.5 million (February 2, 2013: U.S. $7.9 million, April 28, 2012: U.S. $6.2 million, January 28, 2012: U.S. $5.5 million) used to support the Company’s offshore merchandise purchasing program with restricted cash and cash equivalents pledged as collateral.

4. Financial Instruments

The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange and interest rate risk. See Note 14 “Financial instruments” of the Q1 2013 financial statements for additional information.

Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and other long-term assets.

Cash and cash equivalents, accounts receivable and investments included in other long-term assets of $190.4 million as at May 4, 2013 (February 2, 2013: $317.7 million, April 28, 2012: $495.0 million, January 28, 2012: $519.3 million) expose the Company to credit risk should the borrower default on maturity of the investment. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.
The Company is exposed to minimal credit risk from customers as a result of ongoing credit evaluations and review of accounts receivable collectability. As at May 4, 2013, two customers represented 38.1% of the Company’s accounts receivable (February 2, 2013: no customer represented greater than 10.0% of the Company’s accounts receivable, April 28, 2012: two customers represented 40.0% of the Company’s accounts receivable, January 28, 2012: one customer represented 26.5% of the Company’s accounts receivable).

Liquidity risk

Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to seek to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

Market risk

Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.

From time to time, the Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at May 4, 2013 and April 28, 2012, there were no contracts outstanding and therefore no derivative financial assets nor derivative financial liabilities were recognized in the unaudited Condensed Consolidated Statements of Financial Position.
During the 13-week period ended May 4, 2013, the Company recorded a loss of $0.8 million (2012: gain of $1.8 million), relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable.
The Q1 2013 period end exchange rate was 0.9923 U.S. dollars to one Canadian dollar. A 10% appreciation or depreciation of the U.S. and or the Canadian dollar exchange rate was determined to have an after-tax impact on net (loss) earnings of $4.9 million for U.S. dollar denominated balances included in cash and cash equivalents, accounts receivable and accounts payable.

Interest rate risk

From time to time, the Company enters into interest rate swap contracts with approved financial institutions to manage exposure to interest rate risks. Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive. As at May 4, 2013, the Company had no interest rate swap contracts in place (April 28, 2012: nil).

5. Funding Costs

The funding costs for the Company in Q1 2013 and Q1 2012 are outlined in the table below:

	First Quarter
(in CAD millions)	2013	2012
Interest costs
Total long-term obligations at end of period[1]	$57.0	$58.4
Average long-term obligations for period	58.2	114.6
Long-term funding costs[2]	1.0	1.4
Average rate of long-term funding	6.9%	4.9%
[1]Includes current portion of long-term obligations.
[2]Excludes standby fee on the unused portion of the Credit Facility, amortization of debt issuance costs, interest accrued related to uncertain tax positions and sales tax assessments.

See Section 3 “Consolidated Financial Position, Liquidity and Capital Resources” for a description of the Company’s funding sources.

6. Related Party Transactions

As at June 3, 2013, ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively "ESL", is the beneficial holder of 28,158,368 or 27.6%, of the common shares of the Company. Sears Holdings is the beneficial holder of 51,962,391 common shares, representing approximately 51 % of the Company’s total outstanding common shares.

In the ordinary course of business, the Company and Sears Holdings periodically share selected services, associates, and tangible and intangible assets. Transactions between the Company and Sears Holdings are recorded either at fair market value or the exchange amount, which was established and agreed to by the related parties. See Section 5 “Related Party Transactions” of the 2012 Annual Report and Note 30 of the 2012 Audited Consolidated Financial Statements for further information about these related party transactions.

7. Shareholders’ Equity

As at June 3, 2013, the total number of common shares issued and outstanding of the Company were 101,877,662 (February 2, 2013: 101,877,662, April 28, 2012: 102,512,532) and there were 5,080 tandem award options outstanding under the Employees Stock Plan. See Section 7 “Profit Sharing and Stock-Based Compensation” of the Company’s 2012 Annual Report for a description of the Company’s equity-based compensation plans.
Capital Stock
On May 22, 2013, the Company announced its intention to file with the Toronto Stock Exchange (“TSX”) a Notice of Intention to make a Normal Course Issuer Bid (“Notice of NCIB”) that permits the Company to purchase for cancellation up to 5% of its issued and outstanding common shares, representing 5,093,883 of the issued and outstanding common shares, based on 101,877,662 common shares issued and outstanding as at May 10, 2013. Under the Normal Course Issuer Bid, which has received TSX approval, purchases may commence on May 24, 2013 and must terminate by May 23, 2014 or on such earlier date as Sears Canada may complete its purchases pursuant to the Notice of NCIB filed with the TSX. The total purchase of common shares by the Company pursuant to its Normal Course Issuer Bid will not exceed, in the aggregate, 5% of all outstanding common shares, and will be subject to the limits under the TSX rules, including a daily limit of 25% of the average daily trading volume (which, based on the prior six months trading volumes, cannot exceed 19,689 common shares a day), and a limit of one block purchase per week.
During the fourth quarter of Fiscal 2012, the Company distributed $101.9 million to holders of common shares as an extraordinary cash dividend. Payment in the amount of $1.00 per common share was made on December 31, 2012 to shareholders of record as at the close of business on December 24, 2012.

In 2012, Sears Holdings distributed on a pro rata basis to its shareholders, a portion of its holdings in the Company such that, immediately following the distribution, Sears Holdings retained approximately 51% of the issued and outstanding shares of the Company. The distribution was made on November 13, 2012 to Sears Holdings' shareholders of record as of the close of business on November 1, 2012, the record date for the distribution. Every share of Sears Holdings common stock held as of the close of business on the record date entitled the holder to a distribution of 0.4283 of the Company's common shares. In connection with the distribution, the Company filed documents with the SEC.
Shareholders may obtain, without charge, a copy of the Notice of NCIB that the Company filed with the TSX by contacting the Company at 416-941-4428 or home@sears.ca.

8. Accounting Policies and Estimates
a. Changes in Accounting Policy
IFRS 11, Joint Arrangements
The Company adopted IFRS 11 in Q1 2013. On May 12, 2011, the IASB issued IFRS 11 which replaced IAS 31, Interests in Joint Ventures, and required that a party in a joint arrangement assess its rights and obligations to determine the type of joint arrangement and account for those rights and obligations accordingly. The Company has determined that the joint arrangements with its real estate joint ventures are joint operations and will be recognized in proportion to the Company’s ownership percentage in these arrangements.
IFRS 11 is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The amendments are required to be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.
As the Company implemented IFRS 11 in Q1 2013, the Company has retrospectively adjusted the assets and liabilities as at February 2, 2013, April 28, 2012 and January 28, 2012 and the income, expenses and cash flow for the 13-week period ended April 28, 2012 and 53-week period ended February 2, 2013.
A summary of the impact arising from the application of the change in accounting policy is as follows:

Consolidated Statements of Financial Position
(Increase (decrease) in CAD millions)	As at February 2, 2013	As at April 28, 2012	As at January 28, 2012
Cash and cash equivalents	$1.5	$3.3	$2.8
Accounts receivable, net	1.5	1.6	1.4
Prepaid expenses	(1.5)	(1.2)	—
Net change to current assets	1.5	3.7	4.2

Property, plant and equipment	278.5	322.4	324.1
Investment in joint ventures	(263.4)	(298.8)	(301.4)
Other long-term assets	9.0	9.1	9.8
Net change to total assets	25.6	36.4	36.7

Accounts payable and accrued liabilities	1.7	5.1	4.0
Deferred revenue	0.3	—	—
Other taxes payable	0.1	—	0.1
Current portion of long term obligations	4.0	0.6	4.1
Net change to current liabilities	6.1	5.7	8.2

Long-term obligations	19.3	29.6	27.2
Deferred tax liabilities	0.2	0.2	0.3
Other long-term liabilities	—	0.9	1.0
Net change to total liabilities	25.6	36.4	36.7

Consolidated Statements of Net (Loss) Earnings
(Increase (decrease) in CAD millions)	13-Week Period Ended April 28, 2012	53-Week Period Ended February 2, 2013
Revenue	$12.9	$45.8
Selling, administrative and other expenses	9.1	34.7
Finance costs	0.5	1.8
Interest income	0.1	0.2
Share of Income from joint ventures	(3.5)	(9.5)
Income tax recovery	0.1	—

Consolidated Statements of Cash Flows
(Increase (decrease) in cash flow arising from items noted below in CAD millions)	13-Week Period Ended April 28, 2012	53-Week Period Ended February 2, 2013
Depreciation and amortization	$3.5	$13.2
Impairment loss	—	2.2
Share of income from joint ventures	3.5	9.5
Finance costs	0.5	1.8
Interest income	(0.1)	(0.2)
Interest paid	(0.4)	(1.8)
Changes in non-cash working capital	3.9	18.0
Changes in long-term assets and liabilities	(0.8)	(17.6)
Additions of property, plant & equipment and intangible assets	(2.5)	(4.0)
Repayment on long-term obligations	(0.9)	(4.0)
Dividends received from joint ventures	(6.3)	(18.4)

b. Issued Standards not yet Adopted
The Company monitors the standard setting process for new standards and interpretations issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.
On December 16, 2011, the IASB issued amendments to two previously released standards. They are as follows:
IAS 32, Financial Instruments: Presentation (“IAS 32”)
The IASB amended IAS 32 to address inconsistencies in current practice in the application of offsetting criteria. The amendments provide clarification with respect to the meaning of ‘currently has a legally enforceable right of set-off’ and that some gross settlement systems may be considered equivalent to net settlement. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of these amendments on the Company’s consolidated financial statements and related note disclosures.
IFRS 9, Financial Instruments (“IFRS 9”)
This standard will ultimately replace IAS 39, Financial Instruments: Recognition and Measurement, in phases. The first phase of IFRS 9 was issued on November 12, 2009 and addresses the classification and measurement of financial assets. The second phase of IFRS 9 was issued on October 28, 2010 incorporating new requirements on accounting for financial liabilities. On December 16, 2011, the IASB amended the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2015. The amendment also provides relief from the requirement to recast comparative financial statements for the effect of applying IFRS 9. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The Company is monitoring the impact of amendments to this standard and is currently assessing the impact on the Company’s disclosures.

c. Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.
Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Note 4 of the 2012 Annual Consolidated Financial Statements. The critical accounting judgments and key sources of estimation uncertainty used in the preparation of the Q1 2013 financial statements are consistent with those as described in Note 4 of the 2012 Annual Consolidated Financial Statements.

9. Disclosure Controls and Procedures

Disclosure Controls and Procedures

Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures (“DC&P”) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its public disclosure documents, including its Annual and Interim MD&A, Annual and Interim Financial Statements, and Annual Information Form is recorded, processed, summarized and reported within required time periods and includes controls and procedures designed to ensure that the information required to be disclosed by the Company in its public disclosure documents is accumulated and communicated to the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to allow timely decisions regarding required DC&P.

Management of the Company, including the CEO and CFO, has caused to be evaluated under their supervision, the Company’s DC&P, and has concluded that the Company’s DC&P was effective for the period ended May 4, 2013.

Internal Control over Financial Reporting

Management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.

Management of the Company has evaluated whether there were changes in the internal control over financial reporting during the period ended May 4, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting and has determined that no material changes occurred during this period.

10. Risks and Uncertainties

To stay competitive and relevant to our customers, significant initiatives in support of the Company's strategic plan are underway for Fiscal 2013. These initiatives include improvements in business processes, advancements in information technology and other organizational changes. The achievement of strategic goals may be adversely affected by a wide range of factors, many of which are beyond the Company's control. The inability to execute and integrate strategic plans could have a negative impact on the Company's current operations, market reputation, customer satisfaction and financial position. The Company's ability to implement and achieve its long-term strategic objectives is dependent on the achievement of these strategic plans and initiatives. There can be no assurance that such plans and initiatives will yield the expected results, either of which could cause the Company to fall short in achieving financial objectives and long-range goals.

The Company is dependent upon a significant amount of products that originate from non-Canadian markets. In particular, the Company sources a significant amount of products from China. The Company is subject to the risks that are associated with the sourcing and delivery of this merchandise, including: potential economic, social and political instability in jurisdictions where suppliers are located; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; adverse foreign currency fluctuations, changes in international laws, rules and regulations pertaining to the importation of products and quotas; and the imposition and collection of taxes and duties. Any increase in cost to the Company of merchandise purchased from foreign vendors or restriction on the merchandise made available to the Company by such vendors could have an adverse effect on the Company's business and results of operations.

Please also see Section 11 “Risks and Uncertainties” of the Company’s 2012 Annual Report for a detailed description of the risks and uncertainties faced by the Company.